Exhibit 15.1

Acknowledgement of Ernst & Young LLP, Independent Registered Public Accounting Firm

January 22, 2016

The Board of Directors and Shareholders of KeyCorp

We are aware of the incorporation by reference in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-208272) of KeyCorp for the registration of KeyCorp’s Common Shares and Fixed-to-Floating Rate Perpetual Noncumulative Preferred Stock, Series C, and related Preliminary Joint Proxy Statement/Prospectus of KeyCorp and First Niagara Financial Group, Inc., of our reports dated May 5, 2015, August 3, 2015, and November 2, 2015 relating to the unaudited condensed consolidated interim financial statements of KeyCorp that are included in KeyCorp’s Forms 10-Q for the quarters ended March 31, 2015, June 30, 2015, and September 30, 2015.

/s/ Ernst & Young LLP

Cleveland, Ohio